Mail Stop 3561

September 10, 2007

Peter Giacalone, Chief Executive Officer
180 Connect, Inc.
6501 E. Belleview Avenue
Englewood CO 80111

> **Re:** **180 Connect, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 30, 2007**
> **File No. 001-33670**

Dear Mr. Giacalone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Please note that our review of this filing was limited to the matters pertaining to Item 4.01 of your report. At a later date, we may issue additional comments pertaining to the other matters described in the report.

1. We note your disclosure that you replaced Eisner LLP with Ernst & Young LLP, as your independent accounting firm. Please revise your disclosure to clarify whether your former accountant resigned, declined to stand for re-election or was dismissed and the date, as required by Item 304(a)(1)(i) of Regulation S-B.

2. Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the audit reports of Eisner LLP on the financial statements for either of the past two years preceding termination contained an adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the auditor's reports. Please revise.

3. Please obtain and file an Exhibit 16 letter from your former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant